UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

ZHONGCHAO INC.

(Translation of Registrant's name into English)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On July 23, 2020, Zhongchao Inc. (the “Company”) issued a press release announcing that it joined hands with China Health Promotion Association (“CHPA”), the Liver Cancer Committee of Chinese Anti-Cancer Association (“CACA”), and 9 leading pharmaceutical companies, including Roche (China) Co., Ltd., Bayer (China) Limited, Eisai China Inc., Merck (China) Ltd., Jiangsu Hengrui Medicine Co., Ltd., Innovent Biologics, Inc., Junshi Biosciences, Gilead Sciences Shanghai Pharmaceutical Technology Co., Ltd., and BeiGene, Ltd., to carry out a multi-year online education project on the diagnosis and treatment of primary liver cancer (the “Project”).

The Project aims to promote and implement “the Specifications for the Diagnosis and Treatment of Primary Liver Cancer in China (2019 Edition)” (the “Specifications”), a national guideline promulgated by the National Health Commission (the “NHC”), and is available on our MDMOOC platform at www.MDMOOC.org.

The Project is chaired by Professor Jia Fan, an academician of Chinese Academy of Sciences and the President of Zhongshan Affiliated Hospital of Fudan University, with instructors including 29 leading experts from 13 AAA-Grade Hospitals in China. The Project covers topics in primary liver cancer including but not limited to screening, diagnosis, staging, treatment and patient management.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description
99.1	Press release dated July 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang Chief Executive Officer
Title:

Date: July 23, 2020

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